UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number 001-31739

AuRico Gold Inc.
(Translation of registrant's name into English)

110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[ ]	Form 40-F	[ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [           ]

Explanatory Note

AuRico Gold Inc.’s advance notice by-law, originally filed as Exhibit 99.4 to Form 6-K on April 17, 2014, has been updated to amend a cross reference noted on page 2 of the by-law. Otherwise the by-law remains unchanged.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 24, 2014.

AuRico Gold Inc.

Date: April 24, 2014	By: /s/ Robert Chausse Robert Chausse Executive Vice President & CFO

EXHIBIT INDEX

Exhibit	Description
99.1	By-Law Number 2